Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No 333-174044 of our report dated April 11, 2012 relating to the consolidated financial statements and financial statement schedule of Top Ships Inc. and subsidiaries (the "Company"), (which report expresses an unqualified opinion on those consolidated financial statements and financial statement schedule and includes an explanatory paragraph regarding substantial doubt about the Company's ability to continue as a going concern and an explanatory paragraph relating to  the presentation of discontinued operations), appearing in the Prospectus which is part of the Registration Statement.

We also consent to the reference to us under the headings "Summary Financial Data", "Selected Financial and Other Data" and "Experts" in such Prospectus.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

April 17, 2012
Athens, Greece